UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Weyerhaeuser Company

(Name of Issuer)

Common Shares ($1.25 par value)

(Title of Class of Securities)

962166104

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 962166104	Page 2 of 13

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

14,377,373 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

14,377,373 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,377,373

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14. TYPE OF REPORTING PERSON

IA

CUSIP No. 962166104	Page 3 of 13

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the reporting person with the Securities and Exchange Commission (the “SEC”) on April 29, 2005 (the “Original Schedule 13D”) as amended by Amendment No.1 filed with the SEC on December 14, 2006 (“Amendment No. 1”, this Amendment, together with the Original Schedule 13D and Amendment No. 1 collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 1. Security and Issuer

This statement relates to the Common Shares, par value $1.25 per share (hereinafter, the “Common Shares”), of Weyerhaeuser Company, a Washington corporation (the “Issuer”). The Issuer's principal executive offices are located at 33663 Weyerhaeuser Way South, Federal Way, Washington 98063-9777.

Item 2. Identity and Background

(a) Name:

Franklin Mutual Advisers, LLC (“FMA”)

(b) State of Organization:

Delaware

(c) Principal Business:

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts.

Address of Principal Office:

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the reporting person named above is set forth in Exhibit A

CUSIP No. 962166104	Page 4 of 13

hereto. To the best knowledge of the person listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $1.2 billion (including brokerage commissions). All such funds were provided from investment capital of FMA’s respective investment management clients.

Item 4. Purpose of Transaction

FMA purchased the Common Shares for its investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of FMA’s business. FMA does not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. On December 13, 2006, FMA sent the Issuer’s Board of Directors a letter, a copy of which is incorporated by reference as Exhibit C to this Schedule 13D, suggesting that the Issuer modify its corporate structure to become more efficient by converting to a Real Estate Investment Trust (“REIT”). On December 15 2009, the Issuer announced that it would convert to a REIT. As a result FMA, which was initially eligible to report its beneficial ownership on a Schedule 13G, and later was required to file a Schedule 13D when FMA wished to encourage the conversion to a REIT, intends now, never having had control intent, to report its beneficial ownership on Schedule 13G. Simultaneously with the filing of this Amendment, FMA is filing a Schedule 13G reflecting the holdings of FMA’s investment management clients.

FMA may in the future acquire additional shares of Common Shares or other securities of the Issuer in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Shares owned by FMA’s investment management clients in one or more transactions.

Item 5. Interest in Securities of the Issuer

(a-b) The 14,377,373 shares of Common Shares of the Issuer (the “Securities”), representing 6.8% of the outstanding Common Shares, are beneficially owned by one or more open-end investment companies or other managed accounts of FMA.

Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients, including sole power to dispose of such securities. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the Securities.

CUSIP No. 962166104	Page 5 of 13

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Other than the transactions described in Exhibit B of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

CUSIP No. 962166104	Page 6 of 13

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person’s knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Executive Officers of Reporting Person

Exhibit B: Transactions in the Past Sixty Days

Exhibit C: Letter, dated December 13, 2006, from FMA to the Issuer’s Board of

Directors, incorporated by reference to Amendment No. 1

CUSIP No. 962166104	Page 7 of 13

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2009

Franklin Mutual Advisers, LLC

By: /s/BRADLEY D. TAKAHASHI

___________________________

Name: Bradley D. Takahashi

Title: Vice President

CUSIP No. 962166104	Page 8 of 13

EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Maria Gray	Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark L. Constant	Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Chief Legal Officer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Breda Beckerle	Chief Compliance Officer, FMA	Franklin Templeton Institutional, LLC 600 5th Avenue New York, NY 10020
Steven J. Gray	Assistant Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Eric C. Metallo	Assistant Secretary, FMA	Franklin Templeton Institutional, LLC 600 5th Avenue New York, NY 10020

CUSIP No. 962166104	Page 9 of 13

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. 962166104	Page 10 of 13

EXHIBIT B

TRANSACTIONS IN THE PAST SIXTY DAYS

Each of the transactions described below was a purchase by FMA of Common Shares of the Issuer in the open market.

Number of Shares	Date of Transaction	Price per Share[1]
7,103	10/23/09	39.3561
127	10/26/09	38.4221
100	10/29/09	37.4050
2,740	11/09/09	38.5530
3,470	11/13/09	38.0728
4,451	11/20/09	37.5909
3,190	11/24/09	38.5134
2,891	12/08/09	42.0015
4,139	12/08/09	42.0994
2,704	12/11/09	41.7953
5,585	12/15/09	44.3320
2,830	12/17/09	43.6066

Each of the transactions described below was a sale by FMA of Common Shares of the Issuer in the open market.

Number of Shares	Date of Transaction	Price per Share[2]
9,548	10/22/09	40.9264
5,008	10/30/09	36.5192
22,450	11/06/09	37.2184
14,623	11/06/09	37.3352
45,989	11/18/09	39.1049
258	12/01/09	40.4578

_________________________

1 Price excludes commission.

2 Price excludes commission.